EXHIBIT (21)
SUBSIDIARIES OF THE COMPANY
The Company has four wholly-owned subsidiaries: (i) Gorman-Rupp of Canada Limited, organized under the laws of the Province of Ontario; (ii) The Gorman-Rupp International Company, organized under the laws of the State of Ohio, (iii) Patterson Pump Company, organized under the laws of the State of Ohio; and (iv) American Machine and Tool Co., Inc. of Pennsylvania, organized under the laws of the State of Delaware. The Company has one indirect, wholly-owned subsidiary: Patterson Pump Ireland Limited, a wholly owned subsidiary of Patterson Pump Company, and organized under the laws of the Republic of Ireland. The Company has one indirect, majority-owned subsidiary: Gorman-Rupp of Europe B.V., a 90% owned subsidiary of The Gorman-Rupp International Company, and organized under the laws of The Netherlands. The consolidated financial statements of the Company, filed as a part of this Form 10-K, include the accounts of each such subsidiary.

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